SEC Mail Processing Section

MAR 01 2010

Washington, DC
122

[redacted]

# PUBLIC

UNIT[redacted]
SECURITIES AND E[redacted]
Washing[redacted]

10029265

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52967 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Casimir Capital L.P.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

546 Fifth Avenue
(No. and Street)

| New York | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Poon (212) 798-1300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

| 1375 Broadway, 15th Floor | New York | NY | 10018 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William Poon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Casimir Capital L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO, FINOP

Title

Notary Public

Joseph Serra
Notary Public State of NY
Reg #01SE4878432
Qualified in Nassau County
Commission Expires 12/15/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CASIMIR CAPITAL L.P.

*Statement of Financial Condition*

*December 31, 2009*

*(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)*

# CASIMIR CAPITAL L.P.

*Table of Contents*
*December 31, 2009*

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

# INDEPENDENT AUDITORS' REPORT

To the Partners
Casimir Capital L.P.

We have audited the accompanying statement of financial condition of Casimir Capital L.P. (the "Partnership") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Casimir Capital L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
February 25, 2010

# CASIMIR CAPITAL L.P.

*Statement of Financial Condition*
*December 31, 2009*

| | |
|---|---|
| **ASSETS** | |
| Cash and cash equivalents | $ 154,920 |
| Restricted cash and securities | 601,578 |
| Receivables from clearing brokers | 982,075 |
| Receivables from affiliated companies, officer, employees, and other | 440,264 |
| Securities owned - marketable - at fair value | 833,016 |
| Equipment, fixtures, and improvements - net | 107,160 |
| Other assets | 126,367 |
| | $ 3,245,380 |
| **LIABILITIES AND PARTNERS' CAPITAL** | |
| ***Liabilities*** | |
| Accounts payable and accrued expenses | $ 1,034,857 |
| ***Partners' Capital*** | 2,210,523 |
| | $ 3,245,380 |

*See notes to financial statement.*

**1 - ORGANIZATION AND BUSINESS**

Casimir Capital L.P. (the "Partnership") is engaged in retail brokerage and investment banking as a registered broker/dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001. It is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The General Partner of the Partnership is RFS, LLC, a Delaware limited liability company. The net income of the Partnership is allocated among the limited partner and the General Partner in accordance with the percentage that the capital contributions of each partner bear to the sum of all capital contributions.

The limited partner does not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of its interest in the Partnership without the express written approval of the General Partner.

**2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Partnership considers all short-term debt securities purchased with a maturity of three months or less, as well as money market funds, to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value; long and short positions are valued at the last sale price on the date of determination or, if no sales occurred on such day, at the last closing bid price if held long and at the last closing asked price if held short. Securities not readily marketable are valued at fair value as determined by management. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

c. ***Revenue Recognition*** - Investment banking and underwriting fees are net of syndicate expenses arising from the securities offered in which the Partnership acts as a placement agent or an underwriter or agent, and are recorded at the time the transaction is completed and the income is reasonably determinable.

   Any commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC are recorded on a trade date basis as required by accounting principles generally accepted in the United States of America. Commissions earned from other trading activities, primarily related to transfers of mutual fund shares, are recorded monthly and include transfers through the end of each month.

d. ***Depreciation and Amortization*** - Equipment, fixtures, and improvements are stated at cost. Replacements, maintenance, and repairs which do not improve or extend the life of an asset are expensed. Equipment and fixtures are depreciated using the straight-line and accelerated methods over estimated useful lives of five to seven years. Leasehold improvements are amortized over lesser of the length of the respective leases or the estimated useful lives of the assets.

e. ***Income Taxes*** - The Partnership is a limited partnership and, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Accordingly, no provision for income taxes is included in the accompanying financial statements other than for UBT. The Partnership files federal, New York State, and New York City tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2006.

The Financial Accounting Standards Board ("FASB") issued Accounting for Uncertainty in Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Partnership adopted the new standard for accounting for uncertainty in income tax guidance on January 1, 2009. The adoption of that guidance had no effect on the Partnership's financial position and results of operations.

The Partnership did not have any material unrecognized tax benefits as of December 31, 2009 and does not expect this to change significantly over the next twelve months. In connection with the adoption of the guidance, the Partnership will recognize interest and penalties accrued on any unrecognized tax benefits as a component of other expense. As of December 31, 2009, the Partnership has no accrued interest or penalties related to uncertain tax positions.

f. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3 - Receivables From Clearing Brokers

The clearing and depository operations for the Partnership's customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement. At December 31, 2009, the amount due from Clearing Brokers represents cash deposits maintained at the Clearing Brokers and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

Receivables from Clearing Brokers at December 31, 2009 consist of the following:

| | |
|---|---|
| Clearing deposits (including interest of $192) | $ 225,192 |
| Cash held in accounts at Clearing Brokers | 752,494 |
| Fees and commissions receivable | 4,389 |
| | $ 982,075 |

The Partnership has agreed to indemnify the Clearing Brokers for losses that they may sustain from the customer accounts introduced by the Partnership. At December 31, 2009, a reserve of approximately $500 was established by the Clearing Brokers to cover such losses on certain accounts and this amount has been recorded as an offset of commission income.

## 4 - FAIR VALUE

### *Fair Value Measurement*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels The following is a brief description of those three levels:

- **Level 1** – Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access at the measurement date.
- **Level 2** – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets in markets that are not active. These also include quoted prices for similar assets or liabilities which have been adjusted for legal or contractual restrictions.
- **Level 3** – Unobservable inputs that reflect the reporting entity's own assumptions. These include private portfolio investments that are supported by little or no market data.

The following table shows assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and also the level within the fair value hierarchy used to measure each category of assets.

| | *(Level 1)* | *(Level 2)* | *(Level 3)* | *Total* |
|---|---|---|---|---|
| Securities owned: | | | | |
| Equities | $ 570,554 | $ - | $ - | $ 570,554 |
| Warrants | - | 262,462 | - | 262,462 |
| | $ 570,554 | $ 262,462 | $ - | $ 833,016 |

As of December 31, 2009, securities owned by the Partnership include Level 2 hierarchy securities. These securities consist of warrants received by the Partnership as compensation related to various investment banking transactions in which the Partnership acted as a participating placement agent. The Partnership has valued these warrants based on available market data for each underlying equity security and the related markets. A valuation allowance, where applicable, has been recorded as an offset to these values based on legal and contractual restrictions as well as management's evaluation of a more likely than not occurrence that the warrants will expire and not be executed.

As of December 31, 2009, Level 2 securities consist of the following:

| | |
|---|---|
| Warrants owned without legal or contractual restrictions | $ 1,345,975 |
| Warrants owned with legal and contractual restrictions | 382,781 |
| | 1,728,756 |
| Less: Valuation allowance | 1,466,294 |
| | $ 262,462 |

## 5 - Receivables from Affiliated Companies, Officer, Employees, and Other

The Partnership paid expenses on behalf of several entities that are related by common ownership. The Partnership also has advanced funds to its officer, certain employees, and other parties. Receivables are payable on demand and do not bear interest.

Receivables at December 31, 2009 consist of the following:

| | |
|---|---|
| Officer | $ 396,578 |
| Affiliated companies | 18,686 |
| Employee | 11,000 |
| Other | 14,000 |
| | $ 440,264 |

## 6 - Equipment, Fixtures, and Improvements

Equipment, fixtures, and improvements at December 31, 2009 consist of the following:

| | |
|---|---|
| Computer equipment | $ 48,242 |
| Furniture | 103,779 |
| Leasehold improvements | 3,074 |
| | 155,095 |
| Less: Accumulated depreciation and amortization | 47,935 |
| | $ 107,160 |

## 7 - 401(k) Plan

The Partnership maintains a 401(k) Plan for all eligible employees. The Plan enables participants to contribute a portion of their pretax earnings not to exceed the maximum dollar amounts as allowed by statutory limits. Effective January 1, 2009, the 401(k) Plan was amended to provide for an annual employer Safe Harbor Contribution of 4% eligible compensation to those participants that are not highly compensated employees for the plan year.

## 8 - Commitments and Contingencies

The Partnership leases substantially all of its office facilities and certain equipment under operating leases that expire at various dates. In 2008 the Partnership entered into a ten year operating lease for its New York City office which requires annual payments of $696,023 for the first five years and $766,805 for the following five years. The lease expires on June 30, 2018. In accordance with this lease agreement the Partnership has provided a letter of credit in the amount of $696,023 which expires May 2011. The letter of credit is secured by cash and securities which are to be valued at all times between $560,000 and $610,000. As of December 31, 2009, the aggregate value of the cash and securities collateral securing the letter of credit is $601,578 which is reflected on the statement of financial condition as restricted cash and securities.

In accordance with generally accepted accounting principles, the rent expense associated with operating leases that contain escalation clauses, rent abatements and/or concessions, such as rent holidays, is required to be recorded on a straight-line basis over the lease term. The difference between the rent expense paid per the lease agreement and the straight-lined rent expense is recorded as deferred rent liability and included in accrued expenses on the statement of financial condition. At December 31, 2009, the deferred rent liability was $99,989.

*Continued*

In December 2008, the Partnership entered into a lease agreement for office space in Toronto, Canada. The lease required monthly payments of $2,356 for the initial six month period ending May 2009. Upon expiration, the lease renews automatically for a new six month period unless a written notice of cancelation is presented sixty days before the expected expiration date. As of December 2009, the lease was automatically renewed for a second time under the same terms.

In October 2008, the Partnership entered into a license agreement (as "licensor") for desk space in its New York office. The license agreement requires an annual license fee of $180,000, terminates in September 2010, and has an extension option of one year. In accordance with the license agreement, the licensee provided a security deposit in the amount of $90,000 which is deposited in an account separate from the Partnership's general funds. The related security deposit payable is presented on the statement of financial condition as a fully funded liability net of the cash deposit held by the Partnership. This cash deposit will be reduced four times during the term of the agreement on the twelfth, thirteenth, twenty-third and twenty-fourth months by $15,000 which will be applied to the license fee for that period. Through the year ended December 31, 2009, a total of $30,000 has been applied leaving a remaining security deposit balance of $60,000 at December 31, 2009.

The Partnership is obligated under various operating leases for office equipment which expire through December 2013.

Future minimum rental payments applicable to all non-cancelable operating leases which have been reduced by license fees to be received, are as follows:

| *December 31,* | |
|---|---|
| 2010 | $ 701,000 |
| 2011 | 798,000 |
| 2012 | 768,000 |
| 2013 | 766,000 |
| 2014 | 767,000 |
| Thereafter | 2,684,000 |
| | $ 6,484,000 |

In December 2009, the Partnership signed an AWC (Acceptance, Waiver and Consent) with FINRA in the amount of $65,000 to settle alleged rule violations. FINRA accepted the AWC and the Partnership made payment in full in January 2010.

## 9 - Concentration

The Partnership maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $250,000. As of December 31, 2009, the Partnership's cash balances on deposit exceeded insured limits by $280,000.

## 10 - Net Capital Requirements

The Partnership is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") Rule 15c3-1. SEC Rule 15c3-1 requires that the Partnership maintain minimum net capital, as defined, and aggregate indebtedness and debt-to-debt equity ratios. At December 31, 2009, the Partnership had net capital, as defined, of $497,564 which was $397,564 in excess of its required net capital of $100,000. The Partnership's net capital ratio was 2.08 to 1.

*Continued*

## 11 - Off-Balance-Sheet Risk

Pursuant to the clearance agreements, the Partnership introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Brokers. In accordance with the clearance agreements, the Partnership has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the Clearing Brokers monitor collateral on the customers' accounts.

In the normal course of business, the Partnership's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Partnership to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Partnership has to purchase or sell the financial instrument underlying the contract at a loss.

## 12 - Subsequent Events

Subsequent events have been evaluated through February 25, 2010, the date the reports were available for distribution.

# CASIMIR CAPITAL L.P.

***Independent Auditors' Report on Internal Control Required By SEC Rule 17A-5***
***December 31, 2009***

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Partners
Casimir Capital L.P.

In planning and performing our audit of the financial statements of Casimir Capital L.P. (the "Partnership"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedure referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority "FINRA", and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

**RAICH ENDE MALTER & CO. LLP**
New York, New York
February 25, 2010

# CASIMIR CAPITAL L.P.

***Supplemental Report - SIPC Form-7T***
***for the Period April 1, 2009 - December 31, 2009 and***
***Independent Accountants' Report***
***on Applying Agreed-Upon Procedures Related To***
***an Entity's SIPC Assessment Reconciliation***

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue, Suite 802
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

Offices in NYC & Long Island

# INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Partners
Casimir Capital L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation ("SIPC") for the period beginning April 1, 2009 and ending December 31, 2009, which were agreed to by Casimir Capital L.P. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies that rely on Rule 17a-5(e)(4), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting, no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31. 2009, as applicable, with the amounts reported in Form SIPC-7T for the period beginning April 1, 2009 and ending December 31, 2009, noting no differences;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting, no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting, no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 25, 2010

**SIPC-7T**

(29-REV 12/09)

# SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

## Transitional Assessment Reconciliation

**SIPC-7T**

(29-REV 12/09)

(Read carefully the instructions in your Working Copy before completing this Form)

**WORKING COPY**

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052967 FINRA DEC
CASIMIR CAPITAL LP 7*7
546 5TH AVE FL 5
NEW YORK, NY 10036-5000

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Poon - (212) 798-1305

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,320

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( 2,369 )

1/1/09 $150, 7/30/09 $2,219
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) (1,049)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ (1,049)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( (1,049) )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CASIMIR CAPITAL LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25th day of February, 2010.

CFO WILLIAM POON
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

| Item No. | Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 20 09 Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 8,326,449 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | 1,893 |
| Total additions | 1,893 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | (7,031) |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | (920,524) |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Unregistered securities revenue - Private Placement-6,148,591 & Finder Fee-724,101 | (6,872,692) |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | (7,800,247) |
| 2d. SIPC Net Operating Revenues | $ 528,095 |
| 2e. General Assessment @ .0025 | $ 1,320 (to page 1 but not less than $150 minimum) |